KRUEGER LLP	Los Angeles San Diego La Jolla	La Jolla Law Building 5510 La Jolla Boulevard La Jolla, California 92037 858 729 9997 858 729 9995 fax blair@thekruegergroup.com
BUSINESS LAWYERS LICENSED IN CALIFORNIA, TEXAS AND WASHINGTON

VIA FEDERAL EXPRESS AND E-MAIL

Ms. Barbara C. Jacobs

Assistant Director

Mr. Patrick Gilmore

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

May 5, 2015

Re:

MetaSolutions, Inc.: Response to Comment Letter Dated April 29, 2015 Regarding Amendment No. 2 to Registration Statement on Form S-1 Filed April 17, 2015

(SEC File Number 333-201709)

Dear Ms. Jacobs and Mr. Gilmore:

We write on behalf of our client, MetaSolutions, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company requested us, as its legal counsel, to respond to your April 29, 2015 letter written on behalf of the United States Securities and Exchange Commission (the “Commission”).  Based on your comments and the Company’s current business status, the Company concurrently filed herewith Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”).

The Company’s sequential response to the comments of the Commission are set forth below:

Comment

General.

1.

We have reviewed your response to prior comment 1. We continue to believe that the inclusion of the statement that contract sizes may range from $100,000 to $500,000, is inappropriate in the context of a development stage company when based solely upon the belief of your Chief Executive Officer and external development team. Similar concerns exist on pages 25 and 34. Please revise or advise.

The Company revised its disclosure regarding initial contract size with respect to Comment #1. Please see the registration statement filed concurrently herewith as the Amendment.

2.

The Tandy representations provided in your letter dated March 26, 2015 do not conform to the language in our letter dated February 23, 2015. Please provide conforming Tandy representations with your next amendment. Additionally, ensure that they are provided by an authorized company representative.

The Company has provided conforming Tandy representations signed by an authorized company representative. Company’s management provides and retains all original signature documents as filed.

KRUEGER LLP

Ms. Barbara C. Jacobs

Mr. Patrick Gilmore

United States Securities and Exchange Commission

May 5, 2015

Prospectus Summary

About MetaSolutions, Inc., page 4

3.

We are unable to locate revisions to the escrow agreement filed as Exhibit 99.2.2 that are responsive to prior comment 5. Specifically we note that Section 8 of the agreement authorizes The Krueger Group, LLP to “retain all documents and/or things of value” until its expenses are paid. Please revise or advise.

The Company along with its legal counsel modified the escrow agreement in response to Comment #3. The Company and Krueger LLP amended Exhibit 99.2.2 Section 8 in order to properly reflect the intent of the escrow agreement and the payment of expenses incurred in the case of default or other events that may delay the closing. Please see the registration statement filed concurrently herewith as the Amendment.

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KRUEGER LLP

Ms. Barbara C. Jacobs

Mr. Patrick Gilmore

United States Securities and Exchange Commission

May 5, 2015

 In connection with this letter, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Peter McGoldrick, (which is attached to this letter):

1.

The Company and management are fully responsible for the accuracy and adequacy of the disclosures made in the filing;

2.

The Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments.

Very Truly Yours,

              /s/ Blair Krueger, Esq.

Blair Krueger, Esq.

cc:

MetaSolutions, Inc.

Enclosure

MetaSolutions, Inc.

(a professional consultancy business)

Attachment to

Krueger LLP

Letter Dated May 5, 2015

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company and management are fully responsible for the accuracy and adequacy of the disclosures made in the filing;

2.

The Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

    /s/Peter McGoldrick

Peter McGoldrick, President

Chief Executive Officer and Chief Financial Officer

MetaSolutions, Inc.